
02005480

SE... ES
...E COMMISSION
...20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 20480

SEC MAIL RECEIVED FEB 0 7 2002 PROCESSING SECTION WASH, D.C. 364

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2000 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
D.A. PINCUS & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

351 WILTON ROAD WEST
(No. and Street)

RIDGEFIELD (City) CONNECTICUT (State) 06877 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK J. PINCUS (203) 431-8212
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name — if individual, state last, first, middle name)

295 MADISON AVENUE (Address) NEW YORK (City) N.Y. (State) 10017 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not ...

OATH OR AFFIRMATION

I, MARK J. PINCUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.A. PINCUS & CO., INC., as of SEPTEMBER 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT
Title

Subscribed and Sworn to before me, a Notary Public, in and for County of Fairfield and State of Connecticut, this 16th day of November 2001

Notary Public

JOAN H. CARVELL
NOTARY PUBLIC
MY COMMISSION EXPIRES JAN. 31, 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- _ (c) Statement of Income (Loss).
- _ (d) Statement of Changes in Financial Condition.
- _ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- _ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- _ (g) Computation of Net Capital
- _ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- _ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- _ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- _ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholder
D. A. Pincus & Co., Inc.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of D. A. Pincus & Co., Inc. (an S Corporation) as of September 30, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of D. A. Pincus & Co., Inc. (an S Corporation) as of September 30, 2001 in conformity with generally accepted accounting principles.



New York, N.Y.

October 29, 2001

D.A. PINCUS & CO., INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2001

D. A. PINCUS & CO., INC.

BALANCE SHEET

SEPTEMBER 30, 2001

ASSETS

Cash	$ 8,111	
Receivable from brokers and dealers (Note 1C)	-	
Trading account securities at fair market value (Notes 1B and 2)	3,134,700	
Interest receivable	47,188	
Other assets	3,339	
TOTAL ASSETS		$3,193,338

LIABILITIES AND STOCKHOLDER'S EQUITY

Short term bank loans (Note 2)	$1,869,441	
Accrued expenses payable	44,597	
TOTAL LIABILITIES		$1,914,038
Commitments (Note 6)		
Stockholder's Equity:		
Common stock, no par value; authorized 200 shares, issued and outstanding 45 shares	$ 22,500	
Additional paid-in capital	77,500	
Retained earnings (Note 4)	1,179,300	
TOTAL STOCKHOLDER'S EQUITY		1,279,300
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$3,193,338

See Notes To Financial Statements

D. A. PINCUS & CO., INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

1. SIGNIFICANT ACCOUNTING POLICIES

A. Securities transactions are recorded on a settlement date basis which is generally three business days after trade date.

B. Securities are stated at fair market value. Unrealized gains and losses are reflected in income currently.

C. Receivable from and payable to brokers and dealers (failed to deliver and failed to receive) represent the contract value of securities that have not been delivered or received by settlement date.

D. The Company's policy is to fund profit sharing costs accrued. (See Note 5).

2. SHORT TERM BANK LOANS

Securities with a fair market value of $3,107,600 were pledged as collateral for the Company's outstanding short term bank loans of $1,869,441. The interest rate in effect as of September 30, 2001 was 4.00%.

3. INCOME TAXES

The Company, with the consent of its stockholder, has filed an election to be taxed as a "Small Business Corporation" under Section 1362(a) of the Internal Revenue Code. Such election permits its income to be taxed to the Stockholder rather than the Company, whether or not such income has been distributed. The State of Connecticut does not recognize S Corporation status.

D. A. PINCUS & CO., INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

4. RETAINED EARNINGS

Retained earnings are made up as follows:

Accumulated Adjustments Account	
Balance - October 1, 2000	$(448,092)
Taxable income	(291,234)
Nondeductible expenses	(1,241)
Balance - September 30, 2001	$(740,567)
Other Retained Earnings	
Balance - October 1, 2000	$ 1,844,127
Tax exempt income, net	80,643
Dividend distributions	(4,903)
Balance - September 30, 2001	$ 1,919,867
	$ 1,179,300

5. PROFIT SHARING PLAN

The Company has a non contributory profit sharing plan covering all personnel who have been in the employ of the Company for one year and have attained age 21. The plan provides that contributions shall be made in amounts authorized by the Company's Board of Directors. Vesting privileges accrue at a rate of 20% after the third year of participation and 20% per year thereafter. For the year ended September 30, 2001, no contribution was made to the plan.

6. COMMITMENTS

The Company leases office space from its principal officer- stockholder under a month to month agreement. Minimum annual rentals approximate $12,000.

In the normal course of business, the Company enters into "when issued" and underwriting contractual commitments. At September 30, 2001 there were no unsold open contractual commitments relating to such transactions.

D. A. PINCUS & CO., INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

---

7. MINIMUM NET CAPITAL

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule 15c3-1 which requires maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2001, the Company's net capital and aggregate indebtedness as defined, were $1,067,788 and $ 44,597 respectively. The net capital ratio was .0418 to 1 or 4.18%. Net capital exceeded requirements by $ 967,788.

8. ANNUAL REPORT

Pursuant to Rule 17a-5 of the Securities & Exchange Commission, the statement of financial Condition is available for examination at the Company's principal place of business, 351 Wilton Road West, Ridgefield CT. 06877 and at the Northeast Regional Office of the Commission located at 233 Broadway, New York, New York 10279.